September 23, 2015

BY EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oi S.A.
Schedule TO-I
Filed September 2, 2015
File No. 005-83981

Dear Ms. Duru:

We enclose herewith responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 11, 2015. Simultaneously with our submission of this letter via EDGAR, we are filing (1) Amendment No. 2 to the Schedule TO-I relating to (1) the offer to convert preferred shares (“preferred shares”) of Oi S.A. (“Oi” or the “Company”) into common shares of Oi (“common shares”), and (2) the offer to exchange American Depositary Shares, each representing one preferred share (the “Preferred ADSs”) for American Depositary Shares, each representing one common share (collectively, the “Offer”), with changes responsive to the Staff’s comments.

For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.

Offer to Purchase

1.	We note disclosure that states the issuer is relying on the Tier II exemptions referenced in Rule 13e-4 (h)(9). Please supplementally confirm for us how the issuer determined it is in compliance with Rule 13e-4(h)(9), inclusive of how it applied the relevant instructions.

The Company supplementally advises the Staff that the Company has reviewed the conditions to the exemptive relief afforded by Rule 13e-4(i), as set forth in Rule 13e-4(i), and has determined that it is in compliance with these conditions with respect to the Offer as follows:

The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940. As a result, the Company satisfies the condition of Rule 13e-4(i)(1)(i).

At the time of the commencement of the Offer, no tender offer for any class of the Company’s securities made by a third party in reliance on Rule 14d-1(d) was pending and U.S. holders did not hold more than 40% of the Company’s preferred shares (as determined in accordance with Instruction 2 to paragraphs (h)(8) and (i) of Rule 13e-4). As a result, the Company satisfies the condition of Rule 13e-4(i)(1)(ii).

In making this determination in accordance with Instruction 2, the Company selected as the measurement date April 13, 2015, the 12th day after the public announcement of the tender offer on April 1, 2015 (as permitted by Instruction 2(i)). In performing its calculation, the Company included preferred shares underlying Preferred ADSs, as required by Instruction 2(ii).

The Company reviewed the method of calculating record ownership in Rule 12g3-2(a) referred to in Instruction 2(iii) and obtained a shareholder position listing from Banco do Brasil, the registrar of its shares, as of April 13, 2015. The Company notes that as described under the caption “The Offer—Section 8: Exchange Controls and Central Bank Registration” in the Offer to Convert filed as an exhibit to the Schedule TO, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of the Company’s share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and/or the CVM, as the case may be. As a result, U.S. holders of preferred shares appear directly in the records of the Company’s share registrar, identified as such, rather than the names of brokers, dealers, banks and other nominees that hold these preferred shares.

Based on the shareholder position listing obtained from Banco do Brasil, the Company determined that as of April 13, 2015, 50,278,214 preferred shares were held directly by U.S. holders and 104,926,361 were held by The Bank of New York Mellon, as Depositary under the Deposit Agreement governing the Preferred ADSs. As a result, the Company calculated that, based on the 470,166,141 preferred shares outstanding on that date, U.S. holders did not hold more than 33.0% of the Company’s preferred shares. With respect to the Preferred ADSs, although Rule 12g3-2(a)(1) and Instruction 2(iii) contemplate an inquiry as to the number of Preferred ADSs represented by accounts of customers resident in the United States, given that the exclusion of holders of Preferred ADSs not resident in the U.S. would not affect the Company’s satisfaction of the condition set forth in Rule 13e-3(i)(1)(ii), the Company did not undertake such inquiry.

2.

Please revise your offer materials to provide financial statement information. Please note that while you may incorporate by reference the financial information required by Items 1010(a) and (b) of Regulation M-A, you must still provide security holders with the summary financial information called for by Item 1010(c) in the document disseminated to security holders. Please refer to Instructions 6 and 8 to Item 10 of

Schedule TO. In addition, please advise us how you plan to disseminate this required information to security holders. Please note we may have additional comments upon reviewing your response.

The Company respectfully advises the Staff that it had not included the financial information set forth in Item 10 of Schedule TO as following its review of Item 10 of Schedule TO and Instruction 1 to Item 10 the Company does not believe that this information is material to security holder’s decision whether to sell, tender or hold the securities sought.

The Company notes that, in its view, the principal decision facing its investors in determining whether to tender their preferred shares or preferred ADSs is whether they should trade a non-voting equity interest for a marginally smaller voting equity interest in the Company. As described under the caption “The Offer—Section 11: Material Differences between the Rights of Common Shares and Preferred Shares” in the Offer to Convert, the principal differences between the common shares and the preferred shares are (1) the dividend preference of the preferred shareholders, subject to the “catch-up” provisions applicable to the common shares, and (2) the limited voting rights accruing to the preferred shares as compared to the plenary voting rights accruing to the common shares. The Company advises the Staff that since January 8, 2009, the date on which Oi S.A. (formerly known as Brasil Telecom S.A.) became part of the economic group that it now controls, the dividend preference of the preferred shares has never resulted in a difference in the per share amount of the dividends declared or paid with respect to the common shares and preferred shares of the Company, as reported in the Company’s annual reports on Form 20-F for the years ended during this period.

However, following a discussion of this matter between the Company’s attorneys and a member of the Staff, the Company concedes that an investor could hold a different view of the materiality of this financial information to its decision and, although not conceding that this financial information is material, has amended its Schedule TO to include the financial information set forth in Item 10 of Schedule TO.

The Company has filed a Supplement to its Offer to Convert as Exhibit (a)(1)(E) to the Schedule TO, which incorporates by reference the audited and interim financial statements set forth in Regulation M-A Item 1010(a)(1) and (2), as permitted by Instruction 3 to Item 10 of Schedule TO and includes the other financial information set forth in Regulation M-A Item 1010(a), (b) and (c).

The Company notes that it prepares its financial statements under Brazilian GAAP and that a reconciliation of its annual financial statements to U.S. GAAP is included in audited financial statements included in its Form 20-F which is incorporated by reference into the Supplement to its Offer to Convert. The Company does not reconcile its interim financial statements to U.S. GAAP. In compliance with the answer to Question 9 in Section I.H. of the Third Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, the Company has included disclosures consistent with the guidance in Instruction 3 to Item 8.A.5 of Form 20-F in the Supplement to its Offer to Convert.

In compliance with Rule 13e-4(e), the Company expects to disseminate copies of the Supplement to its Offer to Convert to its holders on the date of the filing of Amendment No. 2 to Schedule TO in the same manner as it disseminated the Offer to Convert, as described under the caption “The Offer—Section 1: Terms of the Offer and Expiration Times and Date—Mailing.”

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Marcelo Augusto Salgado Ferreira, Investor Relations Manager, at +55-21-3131-1314, and Nuno Filipe Carnaz Cadima, Controller and Accounting Officer, at +55-21-3131-1214.

Very truly yours,

/s/ Eurico De Jesus Teles Neto
Eurico De Jesus Teles Neto
Executive Officer
Oi S.A.

4